UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ASPECT MEDICAL SYSTEMS, INC.

(Name Of Subject Company (Issuer))

UNITED STATES SURGICAL CORPORATION

TRANSFORMER DELAWARE CORP.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

045235108

(CUSIP Number of Common Stock)

John H. Masterson

United States Surgical Corporation

c/o Covidien

15 Hampshire Street

Mansfield, MA 02048

Telephone: (508) 261-8242

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Keith Higgins

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$209,320,104.00	$ 11,680.06

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value was calculated by multiplying $12.00, which is the purchase price in the offer, by the number of outstanding shares of Common Stock (the “Shares”) of Aspect Medical Systems, Inc. (“Aspect”) as of September 30, 2009 which consists of 17,443,342 Shares issued and outstanding.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2009 issued by the Securities and Exchange Commission. Such fee equals .00558% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,680.06
Form or Registration No.:	Schedule TO-T
Filing Party:	United States Surgical Corporation
Date Filed:	October 8, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on October 20, 2009, amends and supplements the Tender Offer Statement on Schedule TO filed on October 8, 2009 (the “Schedule TO”), as amended, and relates to a tender offer by Transformer Delaware Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of United States Surgical Corporation, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of Aspect Medical Systems, Inc., a Delaware corporation (the “Company”), at a purchase price of $12.00 per Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and subject to the conditions set forth in the Offer to Purchase for Cash dated October 8, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment is being filed on behalf of the Purchaser and Parent.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 11.	ADDITIONAL INFORMATION

The Schedule TO is hereby amended and supplemented by adding the following to Sections (a)(2) and (a)(3) of Item 11:

“On October 2, 2009, Covidien plc, the parent company of Parent and the Purchaser, and the Company each filed a Premerger Notification and Report Form with respect to the Offer with the Antitrust Division of the Department of Justice and the Federal Trade Commission in accordance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

At 11:59 p.m., New York City time, on October 19, 2009, the HSR Act waiting period with respect to the Offer and Merger (as defined in the Offer to Purchase) expired. Accordingly, the condition to the Offer that any waiting period under the HSR Act shall have expired or been terminated has been satisfied.”

ITEM 12.	EXHIBITS

(a)(1)(A)	Offer to Purchase for Cash, dated October 8, 2009.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Covidien plc and Aspect Medical Systems, Inc., dated September 28, 2009 (incorporated herein by reference to the Tender Offer Statement on Schedule TO-C filed by United States Surgical Corporation on September 28, 2009).*

(a)(5)(B)	Summary Advertisement published in the Wall Street Journal on October 8, 2009.*

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of September 27, 2009, by and among United States Surgical Corporation, Transformer Delaware Corp. and Aspect Medical Systems, Inc.*

(d)(2)	Form of Tender and Voting Agreement, dated as of September 27, 2009, by and among United States Surgical Corporation, Transformer Delaware Corp. and certain shareholders of Aspect Medical Systems, Inc.*

(d)(3)	Confidentiality Agreement, dated as of August 3, 2009, by and between Tyco Healthcare Group LP d/b/a Covidien and Aspect Medical Systems, Inc.*

(d)(4)	Guaranty, dated as of September 27, 2009, by Covidien International Finance S.A.*

(d)(5)	Agreement, dated as of September 27, 2009 among United States Surgical Corporation and First Health, L.P., First Health Limited, First Health Associates, L.P., First BioMed, L.P. and First BioMed Portfolio, L.P., as stockholders of Aspect Medical Systems, Inc.*

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

United States Surgical Corporation

Dated: October 20, 2009	By:	/S/ MATTHEW J. NICOLELLA
	Name: Title:	Matthew J. Nicolella Vice President and Assistant Secretary

Transformer Delaware Corp.

Dated: October 20, 2009	By:	/S/ MATTHEW J. NICOLELLA
	Name: Title:	Matthew J. Nicolella Vice President and Assistant Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase for Cash, dated October 8, 2009.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Covidien plc and Aspect Medical Systems, Inc., dated September 28, 2009 (incorporated herein by reference to the Tender Offer Statement on Schedule TO-C filed by United States Surgical Corporation on September 28, 2009).*

(a)(5)(B)	Summary Advertisement published in the Wall Street Journal on October 8, 2009.*

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of September 27, 2009, by and among United States Surgical Corporation, Transformer Delaware Corp. and Aspect Medical Systems, Inc.*

(d)(2)	Form of Tender and Voting Agreement, dated as of September 27, 2009, by and among United States Surgical Corporation, Transformer Delaware Corp. and certain shareholders of Aspect Medical Systems, Inc.*

(d)(3)	Confidentiality Agreement, dated as of August 3, 2009, by and between Tyco Healthcare Group LP d/b/a Covidien and Aspect Medical Systems, Inc.*

(d)(4)	Guaranty, dated as of September 27, 2009, by Covidien International Finance S.A.*

(d)(5)	Agreement, dated as of September 27, 2009 among United States Surgical Corporation and First Health, L.P., First Health Limited, First Health Associates, L.P., First BioMed, L.P. and First BioMed Portfolio, L.P., as stockholders of Aspect Medical Systems, Inc.*

(g)	None.

(h)	None.

*	Previously filed.